July 10, 2025

Jamie Miller
Chief Financial Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

       Re: PayPal Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed February 4, 2025
           File No. 001-36859
Dear Jamie Miller:

       We have reviewed your June 24, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 11,
2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 2 - Revenue
Disaggregation of Revenue, page 76

1.     We note your response to comment 2. In response to our comment asking whether
       your CODM regularly reviews transaction revenue by product, at the end of the first
       paragraph you state    Revenue information...[provided to the CODM] may
include
       product...information.    Please directly tell us whether it does or
does not include
       transaction revenue by product. In the first sentence of that paragraph, you state the
       "CODM...does not evaluate performance or make decisions on the basis of separate
       products.    Please clarify whether this means solely on the basis of
separate products
       or that the CODM does not review product revenue at all when evaluating the performance of your operating/reporting segment.
 July 10, 2025
Page 2

       Please contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Brian Yamasaki